The securities to which this Agreement relate have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and such securities may not be offered, sold or resold in the United States of America or to U.S. Persons (as defined in Rule 902 of Regulation S of the 1933 Act) without registration under such Act and applicable State securities laws, unless an exemption from registration is available.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
(Units – common shares & warrants)

To:	EURASIAN MINERALS INC. (the “Company”)

Re:	Subscription for Securities of the Company

Details of Subscription: The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Company, on the terms and conditions set forth herein and in the attached schedules, that number of units of the Company (“Units” or “Securities”) set out below at a price of C$ 3.25 per Unit. Each Unit shall consist of one common share of the Company (a “Share”) and one-half of one common share purchase warrant.

Each whole warrant (a “Warrant”) shall entitle the Subscriber to purchase one common share of the Company (a “Warrant Share”) for a period of two years at a price of C$ 4.00.

The Units subscribed for in this Agreement form part of a larger private placement (the “Private Placement”) of an aggregate of up to 5 million Units for proceeds of up to C$ 16.25 million. The Company, in its sole discretion, may increase or decrease the number of Units sold in the Private Placement.

Number to be purchased: _________________________________________________Units

Total Subscription Amount: C$ ____________________________________(C$ 3.25 per Unit)

The Company and its legal counsel are authorized to release such funds, together with any accrued interest, upon the Closing (as defined herein) of the Private Placement.

Name of Subscriber:

Address:
Street Address

City

Province / State Postal / ZIP Code

Country

Telephone Number

e-mail Address

Other Shares owned:
(If none, insert a zero. This information is required by or for the Exchange)

EMX 2011 $3.25 Unit PP

If the Subscriber is a corporation, partnership, trust or other legal entity has it filed a Corporate Placee Registration Form (Form 4C) with the TSX Venture Exchange and is the information in that Form still accurate? Yes  ________   No ________

If the Subscriber is subscribing as agent on behalf of certain principals (and not for its own account or accounts fully managed (as defined herein) by it), each such principal is described below:

Name:		Name:

Address:		Address:
	Street Address		Street Address

	City		City

	Province / State Postal / ZIP Code		Province / State Postal / ZIP Code

	Country		Country

Registration Instructions		Delivery Instructions

Certificate(s) for the Securities are to be registered:		Certificate(s) for the Securities are to be delivered:

	[ ] Same as Subscriber; or [ ] As follows:		[ ] Same as Subscriber; or [ ] As follows:

Name:		Name:

Attn:

Phone:

Address:		Address:
	Street Address		Street Address

	City		City

	Province / State Postal / ZIP Code		Province / State Postal / ZIP Code

	Country		Country

EMX 2011 $3.25 Unit PP

IN WITNESS WHEREOF the Subscriber has executed, or caused its duly authorized representative to execute, this Agreement the __________ day of ___________________________, 2011

________________________________________________________
Name of Subscriber (corporation, LLC, LP, etc.)

Per:
Signature of authorized representative

Name & Title of Authorized Representative

The Subscriber must also complete and sign Schedule I (TSX Venture Exchange Form 4C – Corporate Placee Registration Form), if the Subscriber does not have a current Corporate Placee Registration Form filed with the Exchange.

A signed copy of this Agreement (including the applicable schedules with the applicable sections initialled) together with payment of the ‘Total Subscription Amount’ set out on the first page by money order, certified cheque, bank draft or wire transfer (wire transfer instructions are set out on Schedule II) payable to the Company must be delivered to the Company at the following address:

EURASIAN MINERALS INC.
Suite 300, 570 Granville Street
Vancouver, British Columbia V6C 3P1
Canada

Attention: Valerie Barlow

e-mail: valerie@seabordservices.com
fax: (+1) 604-688-1157

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ACCEPTANCE

The foregoing is accepted and agreed to as of the ____ day of _____________________, 2011

EURASIAN MINERALS INC.

Per:
Authorized Signatory

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SCHEDULE I

CORPORATE PLACEE REGISTRATION FORM
(Form 4C)

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B [Private Placement Notice Form]. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on [a] one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed issuers. If, as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (Form 2A) or, if applicable, Declaration (Form 2C1) with the Exchange.

1.	Placee Information:

	(a)	Name: _________________________________________________________________________________________________

	(b)	Complete Address:

[Street]

[City]	[Province / State]	[Postal / ZIP Code]

[Country]

(c)	Jurisdiction of incorporation or creation:

2.	(a)	Is the Placee purchasing securities as a portfolio manager:

Yes ________________ No ________________

	(b)	Is the Placee carrying on business as a portfolio manager outside of Canada:

Yes ________________ No ________________

3.	If the answer to 2(b) above was “Yes”, the Placee certifies that:

(a)

it is purchasing securities of the Issuer on behalf of managed accounts for which it is making the investment decision to purchase these securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in _________________________________________ [insert name of jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 1
(as at June 14, 2010)

I - 2

(c)	was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than C$ 20,000,000;

(e)

it has no reasonable grounds to believe that any of the directors, senior officers and other insiders of the Issuer and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

4.	If the answer to 2(a) above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

* If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

5.	Acknowledgment - Personal Information and Securities Laws:

(a) “Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned [Placee] hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 2
(as at June 14, 2010)

I - 3

(b)	The Placee acknowledges it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

DATED and CERTIFIED (if applicable), ACKNOWLEDGED and AGREED, at _________________________________on __________________, 2011

Name of Placee - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above

THIS IS NOT A PUBLIC DOCUMENT

[Note: The Exchange’s Appendix 6B provides as follows:

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

  to conduct background checks,
  to verify the Personal Information that has been provided about each individual, to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant, to consider the eligibility of the Issuer or Applicant to list on the Exchange, to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates, and includes information as to such individual’s involvement with any other reporting issuers, issuers subject to a cease trade order or bankruptcy, as well as information respecting penalties, sanctions or personal bankruptcies, to which such individual has been subject, as well as any conflicts of interest that the individual may have with the Issuer, to detect and prevent fraud,
  to conduct enforcement proceedings, and
  to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers.]

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 3
(as at June 14, 2010)

SCHEDULE II

WIRE TRANSFER INSTRUCTIONS

CANADIAN DOLLARS

Beneficiary Bank	Bank of Montreal
Account Name	Eurasian Minerals Inc.
Transit and Account Number	0004 1705023
Bank Address	595 Burrard St. Vancouver BC Canada
SWIFT Code	BOFMCAM2

FOR US DOLLARS – convert on the basis of C$ 1.00 = US$ 1.0045

Pay through	Wachovia Bank, N.A., New York
SWIFT Code	PNBPUS3NNYC
Fedwire ABA	No. 026005092
Beneficiary Bank	Bank of Montreal
Account Name	Eurasian Minerals Inc.
Transit and Account Number	0004 4603590
Bank Address	595 Burrard St. Vancouver BC Canada
SWIFT Code	BOFMCAM2

SCHEDULE III

TERMS & CONDITIONS

1.        Description of Securities

The securities subscribed for hereunder are units (“Units” or “Securities”), each Unit consisting of one common share of the Company (a “Share” and, collectively, the “Shares”) and one-half of one common share purchase warrant. Each whole warrant (a “Warrant” and, collectively, the “Warrants”) shall entitle the Subscriber to purchase one common share of the Company (a “Warrant Share” and, collectively, the “Warrant Shares”), as presently constituted, during the period, on the terms and for the price described on the first page of this Agreement. The Warrants will not be transferable except to an affiliate (as that term is used in the British Columbia Securities Act) of the Subscriber. The Shares and Warrant Shares are part of the class of shares of the Company listed for trading on the TSX Venture Exchange (the “Exchange”).The Warrants are not, and will not be, listed on the Exchange. The foregoing description of the Warrants is a summary only and is subject to the detailed provisions of the certificates representing the Warrants.

2.        Restrictions on Resale of Securities

The Securities and Warrant Shares will be subject to a four month restricted resale (hold) period imposed by National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators (the “Resale Instrument”), and possibly to a concurrent restricted resale (hold) period imposed by the Exchange, during which they may be resold only in compliance with the Resale Instrument and the Exchange’s policies. Such restricted resale period will expire at 11:59 p.m. on the four month anniversary of the Closing Date (as defined in paragraph 5). The Subscriber is advised to consult its own legal adviser in connection with any applicable resale restrictions.

3.        Payment of Subscription Amount

The Total Subscription Amount set out on the first page of this Agreement is hereby paid, or will be paid on or before the Closing Date, to the Company.

4.        Other Documents Required

The Subscriber must complete, sign and deliver to the Company, as soon as possible after being requested therefor and within any applicable time limits, such further documents, questionnaires, notices and undertakings as may be required by regulatory authorities, stock exchanges and applicable law and will assist the Company with the preparation and filing thereof. The Company will file with the Exchange any Corporate Placee Registration Forms of Subscribers whose subscriptions are accepted.

5.        Closing

Delivery of and payment for the Securities (the “Closing”) will be completed at the offices of the Company at 10:00 a.m. (Vancouver time) on the second business day (the “Closing Date”) after receipt of approval from the Exchange for the Private Placement. On the Closing Date, certificates representing the Securities will be sent to the Subscriber against payment to the Company of the total Subscription Amount in Canadian funds for the Securities sold to the Subscriber.

The Subscriber hereby irrevocably directs the Company’s legal counsel to release to the Company from trust and the Company to release from escrow, as applicable, upon the completion of the Closing, any of the Subscription Amount and interest thereon held by either of them.

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III - 2

6.        Acknowledgements of Subscriber

The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each principal for which it is acting as an agent) that:

(a)	this subscription is subject to rejection or reduction by the Company, in whole or in part, at any time prior to the Closing;

(b)

the Securities are being offered for sale only on a ‘private placement’ basis and the Company has advised the Subscriber that the Company is relying on exemptions (and such sales are conditional upon the existence of such exemptions or the receipt of such orders, consents and approvals as are necessary to make such sales exempt) from the requirements to provide the Subscriber with a prospectus or offering memorandum and to sell securities through a person registered to sell securities under applicable Canadian securities legislation (together with the respective regulations, rules, policies, instruments and orders thereunder, the “Canadian Securities Legislation”) and similar legislation, regulations, rules, policies, instruments and orders outside of Canada and, as a consequence of acquiring the Securities pursuant to these exemptions

	(i)	certain protections, rights and remedies provided by such securities legislation, including statutory rights of rescission or damages, will not be available to the Subscriber,

	(ii)	information that would otherwise be provided to the Subscriber under such securities legislation will not be provided to it, and

	(iii)	the Company is relieved from various obligations under such securities legislation that would otherwise apply to it;

(c)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

(d)	there is no government or other insurance covering the Securities;

(e)	there are risks associated with the purchase of the Securities;

(f)	there are restrictions on the Subscriber’s ability to resell the Securities and Warrant Shares and

	(i)	it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities, and Warrant Shares,

	(ii)	it may not be possible to liquidate the Subscriber’s investment readily in case of any emergency, and

(iii)

pursuant to the Resale Instrument and any applicable policy of the Exchange, the Securities and Warrant Shares will be subject to restrictions on transfer for a period of four months from the Closing Date and legend(s) will be placed upon the certificates representing such securities to that effect;

(g)

the certificates representing any of the Securities and Warrant Shares (and all certificates issued in exchange therefor or in substitution thereof) shall bear, upon the issuance thereof, and until such time as no longer required under the Resale Instrument or Exchange policy, the following legend:

EMX 2011 $3.25 Unit PP

III - 3

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE !, 2011. [Date will be the first day after the four month anniversary of Closing]

(h)	the Warrants are not, and will not be, listed or traded on any stock exchange or quoted on any trade or other securities quotation or reporting system;

(i)

there may be material tax or legal consequences to the Subscriber of the acquisition or disposition of any of the Securities, or exercise of the Warrants and disposition of Warrant Shares, the Company is not giving any opinion nor making any representation with respect to the tax or legal consequences to the Subscriber thereof, the Subscriber is solely responsible for obtaining such legal, tax and other advice as is appropriate in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereunder and the Company’s legal counsel is acting solely for the Company in connection with the Private Placement and the Subscriber may not rely upon such counsel in connection with the Private Placement;

(j)	the Company has not provided any offering memorandum, prospectus, disclosure statement, registration statement or similar documents to the Subscriber;

(k)

the Subscriber is aware that information filed by the Company with the various Canadian securities commissions, including the Company’s most recent audited annual and unaudited interim financial statements (collectively the “Financial Statements”), is available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www. sedar.com, (together with the Company’s website, excluding any third party information thereon or connected thereto, the “Public Record”);

(l)

neither the Company nor any other person has made any oral or written representation that any person will re-sell or re-purchase the Securities, or refund any of the purchase price of the Securities, or that the Securities or Warrant Shares will be listed on any exchange or quoted on any quotation and trade reporting system, and neither the Company nor any other person has given any undertaking or made any representation or warranty to the Subscriber relating to the future value or price of the Securities;

(m)

the Company is entitled to rely on the statements and answers of the Subscriber contained in this Agreement and in the schedules to this Agreement and the Subscriber will hold the Company harmless from any loss or damage they may suffer as a result of the Subscriber’s failure to correctly complete this Agreement and such schedules;

(n)

this Agreement is not enforceable by the Subscriber unless it has been accepted by the Company, it has been entered into by the Subscriber for valuable consideration and may not be revoked or withdrawn by the Subscriber and it is not assignable by the Subscriber without the written consent of the Company which consent may be unreasonably withheld;

(o)

the Company may complete additional financings in the future (which may be completed a price per security lower than that paid by the Subscriber hereunder) in order to develop its current or proposed business, there is no assurance that such financings will be available or, if available, that they will be on reasonable terms, any such future financings may have a dilutive effect on current security holders, including the Subscriber, and if such future financings are not available, the Company may be unable to fund its ongoing development which could result in the failure of its business;

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III - 4

(p)

pending the approval of the Private Placement by all securities regulatory authorities having jurisdiction and the Closing, the Subscription Funds shall be held in escrow by the Company and any interest earned thereon shall be for the account of the Company regardless of whether the Private Placement is approved by such regulatory authorities and should such regulatory authorities not approve the Private Placement, the Subscription Funds shall be promptly repaid to the Subscriber without interest or deduction;

(q)

there are not any minimum gross proceeds that must be received by the Company before it may elect to carry out the Closing and the Subscriber could be the only purchaser of Securities under the Placement;

(r)

the Securities and Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or under any state securities or ‘blue sky’ laws, and the Company has no obligation or present intention of filing a registration statement in respect of the Securities and Warrant Shares under the 1933 Act or under any state securities or ‘blue sky’ laws;

(s)

the Securities and Warrant Shares will be ‘restricted securities’ under the 1933 Act since they are being purchased from the Company in a transaction not involving a public offering and, therefore, cannot be offered or sold in the United States of America without registration under the 1933 Act and the securities laws of all applicable states of the United States of America, unless an exemption from registration is available;

(t)

the Company has the right to instruct its transfer agent not to record a transfer of the Securities and Warrant Shares by any person in the United States of America without first being notified by the Company that it is satisfied that such transfer is exempt from, or not subject to, registration under the 1933 Act and applicable state securities laws;

(u)

the Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differs in some respects from United States of America GAAP, and thus may not be comparable to financial statements of United States of America companies.

7.        Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby represents and warrants to, and covenants with, the Company, which representations, warranties and covenants shall survive Closing, that:

(a)	it is subscribing for the Securities as principal for its own account, and it is

	(i)	resident in the jurisdiction set out at the beginning of this Agreement;

	(ii)	subscribing for such Securities for investment only and not for the benefit of any other person or for resale, distribution or other disposition of the Securities, and

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III - 5

(iii)

not a party to any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, the Securities, or any part thereof, or any interest therein and the Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement,

(iv)	resident in a jurisdiction other than Canada, United States of America or United Kingdom;

(v)

is knowledgeable of, or has been independently advised as to, the securities laws, regulations, rules, orders, rulings, notices, policies and written interpretations (“Applicable International Laws”) in the jurisdiction in which the Subscriber is resident (the “International Jurisdiction”) applicable to the Subscriber’s acquisition of the Securities;

(vi)

to the best of its knowledge, the Subscriber is purchasing the Securities pursuant to, or does not require, exemptions from registration, prospectus and any other requirements under the Applicable International Laws;

(vii)

to the best of its knowledge, the Applicable International Laws do not require the Corporation to make any filings with or seek any consents or approvals of or from any securities regulator in the International Jurisdiction in connection with the issue and sale or resale of the Securities purchased by the Subscriber;

(viii)

to the best of its knowledge, the purchase of Securities by the Subscriber does not trigger (A) any obligation to prepare and file a prospectus, registration statement or any other document or report in the International Jurisdiction, or (B) any one-time or ongoing disclosure reporting obligation of the Corporation in the International Jurisdiction;

(b)

the Subscriber is not a U.S. Person (as defined in Rule 902 of Regulation S of the 1933 Act) or a person in the United States of America and is not subscribing for the Securities for the account or benefit of a U.S. Person or a person in the United States of America;

(c)	it has had the opportunity to

	(i)	access and review the Public Record, and

(ii)

ask questions of, and receive answers from, the Company and its advisors regarding the Company and its business and financial condition and, as a result of the foregoing, including the previous sub-paragraph, the Subscriber believes that it has received all the information which it considers necessary for deciding whether to invest in the Securities;

(d)

pursuant to the Resale Instrument and the policies of the Exchange, the Subscriber will not transfer the Securities and Warrant Shares for a period of four months from the Closing Date except in compliance with the Resale Instrument and the policies of the Exchange and will comply with such notice and other requirements under applicable securities legislation upon disposition;

(e)

neither the Subscriber nor any party on whose behalf it is acting has been created, established, formed or incorporated solely, or is used primarily, to acquire securities or to permit the purchase of the Securities without a prospectus in reliance on an exemption from the prospectus requirements of applicable securities legislation;

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III - 6

(f)

the entering into of this Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(g)

it is duly incorporated or otherwise created and validly subsisting under the laws of its jurisdiction of incorporation or creation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Agreement on behalf of the Subscriber;

(h)	the Subscriber has duly executed and delivered this Agreement and it constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(i)

no authorization, consent, order or approval of or notice to any federal, provincial, state, territorial, municipal or foreign regulatory body or official must be obtained or given, and no waiting period must expire, before this Agreement and the transactions contemplated herein can be consummated by the Subscriber;

(j)	this subscription has not been induced by any representations or warranties by any person whatsoever with regard to the present or future value of the Securities;

(k)

it consents to the Company giving instructions to its transfer agent to make a note in the transfer agent’s records and place restrictive legends on the certificates representing the Securities in order to implement the restrictions on transfer set forth in this Agreement;

(l)	none of the funds the Subscriber is using to subscribe for the Securities

(i)

have been or will be derived from or related to any activity that is prohibited by, or deemed criminal under, the laws of the jurisdiction in which the Subscriber is resident or, to the best of its knowledge, any other jurisdiction, or

(ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and

(m)

the Subscriber is an experienced investor in speculative securities of corporations in the development stage, can and will bear the economic risk of its investment, understands the characteristics of the Securities and has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the investment in the Securities.

The foregoing representations, warranties and covenants are made by the Subscriber with the intent that they be relied upon by the Company in determining the Subscriber’s suitability as a purchaser of the Securities and are true and correct as of the date of this Agreement and the Closing Date. The Subscriber hereby agrees to indemnify the Company and its directors, officers, employees, advisors, affiliates, shareholders, partners and agents from and against all losses, claims, costs, expenses and damages or liabilities whatsoever including, but not limited to, any fees, costs and expenses reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim arising out of or based upon a breach of any such representations, warranties and covenants which they may suffer or incur as a result thereof. The Subscriber will immediately notify the Company of any change in any representation, warranty or other information relating to the Subscriber set forth herein which occurs before the Closing Date.

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III - 7

8.        Representations, Warranties and Covenants of the Company

The Company represents and warrants to, and covenants with, the Subscriber (which representations, warranties and covenants shall survive Closing) that:

(a)

the Company and its subsidiaries are valid and subsisting corporations duly incorporated, continued or amalgamated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated with respect to all acts necessary to maintain their corporate existence;

(b)

the Company and its subsidiaries are duly registered or licensed to carry on business in the jurisdictions in which they are required to be so registered or licensed to carry on business or own property or assets and are carrying on their business and owning their property and assets, in all material aspects, in accordance with all applicable laws, regulations and other requirements, including environmental laws, regulations and requirements, and have not received any notice of a breach thereof which would have a material adverse effect on the Company, its subsidiaries or their business (taken as a whole) except where it is in good faith attempting to remedy such breach or contesting such notice;

(c)

neither the Company nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and no such actions, suits or proceedings have been threatened or, to the best of the Company’s knowledge, are pending, except as disclosed in the Public Record;

(d)

the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business and assets disclosed in the Public Record, all agreements by which the Company holds an interest in a property, business or asset are in good standing according to their terms except as disclosed in the Public Record or where any such default would not have a material adverse effect on such properties, business and assets, and there has not been any breach of the applicable laws of the jurisdictions in which such properties, business and assets are situated which would have a material adverse effect on such properties, business and assets;

(e)	the representations of the Company contained in this Agreement do not contain any misrepresentations or any untrue statement of a material fact necessary to make such representations not misleading;

(f)

the Public Record: (i) does not contain any misrepresentations or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which and at the time they were made, not misleading, and (ii) complies in all material respects with all applicable Canadian Securities Legislation;

(g)

the Company has not filed any confidential material change report with the British Columbia Securities Commission, the Alberta Securities Commission or any other securities authority or regulator or stock exchange which at the date of this Agreement remains confidential;

(h)	the Financial Statements accurately reflect the financial position of the Company as at the date thereof and have been properly prepared in accordance with Canadian GAAP;

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III - 8

(i)

no adverse material changes in the financial position of the Company have taken place since the date of the latest balance sheet contained in the Financial Statements, except as has been publicly disclosed;

(j)

the Company has properly prepared and filed all tax returns and all taxes payable have been paid except where the Company is contesting in good faith any re-assessments of its taxes payable thereunder;

(k)

except as disclosed in the Public Record and for options granted in the ordinary course under the Company’s stock option plan, there are no outstanding options, warrants or other securities exercisable to purchase or convertible or exchangeable into common shares of the Company;

(l)	the Company has complied, and will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Securities;

(m)

the execution and delivery of this Agreement, the offer, sale and issuance of the Securities, and the delivery of the certificates representing them, by the Company do not and will not conflict with and do not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Company is a party;

(n)	the Company’s authorized share capital consists of an unlimited number of common shares without par value;

(o)

this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of the Company and, subject to acceptance by the Company, this Agreement constitutes a valid obligation of the Company legally binding upon it and enforceable in accordance with its terms subject to such limitations and prohibitions in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and interests of creditors generally;

(p)

the sale and issuance of the Securities, and the delivery of the certificates representing them, will have been approved by all requisite corporate action on or before the Closing Date and, upon issue and delivery at the Closing, the Shares will be validly issued as fully paid and non-assessable and the Warrants will be validly issued and the certificates representing the Securities will be validly delivered;

(q)

no order ceasing or suspending trading in the Securities nor prohibiting sale of the Securities has been issued to and is outstanding against the Company or its directors, officers or promoters and, to the best of the Company’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(r)

the Company is a reporting issuer under Canadian Securities Legislation in British Columbia and Alberta, its common shares are listed for trading on the Exchange and the Company is not in default in any material respect of any requirement of such Canadian Securities Legislation or the Exchange; and

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(s)

there shall not be any consents, approvals, authorizations, orders or agreements of any stock exchanges, securities commissions or similar authorities in Canada, governmental agencies or regulators, courts or any other persons which may be required for the issuance of the Securities and the delivery of certificates representing the Securities to the Subscriber, not obtained and not in effect on the date of delivery of such certificates.

9.        Pre–Emptive Right

The Company hereby grants to the Subscriber a pre–emptive right (the “Pre–Emptive Right”) to purchase, for so long as the Alliance created pursuant to the Strategic Alliance and Earn-In Agreement dated February 17, 2011 among the Company, Eurasian Minerals Sweden AB and Antofagasta Minerals S.A. has not expired or been terminated in accordance with the provisions of that agreement, up to that proportion of any New Shares (as defined below) that the Company may issue so as to enable the Subscriber to maintain its percentage ownership of issued and outstanding Shares that it holds immediately prior to the issuance of such New Shares. The Pre–Emptive Right shall operate as follows:

(a)

If the Company proposes to undertake an issuance of New Shares, it shall give the Subscriber written notice of its intention, describing the offering of New Shares including the price and the general terms upon which the Company proposes to issue the New Shares.

(b)

The Subscriber shall have five business days from the date of receipt of any such notice to give notice to the Company of its election to exercise the Pre–Emptive Right up to the extent of the percentage referred to above and to purchase New Shares for the price and upon the general terms specified in the notice.

(c)	Failure of the Subscriber to respond to the notice within such five business day period shall be deemed an election to decline to exercise the Pre–Emptive Right.

(d)

Where New Shares and Share Rights (as defined below) are offered together in combination (in what are customarily referred to as ‘units’), the Subscriber may only elect to exercise the Pre–Emptive Right in respect of such securities in the same combination and on the same basis as all other purchasers thereof.

(e)

The acquisition by the Subscriber of New Shares and Share Rights pursuant to its Pre–emptive Right will be subject to the same regulatory and shareholders’ approval requirements as are applicable to this Agreement and the issuance of the New Shares and Share Rights to other purchasers thereof.

For the purposes of the Pre-Emptive Right:

(a)	“New Shares” means any equity securities including Share Rights which are issued by the Company for any reason after the Closing Date excluding

	(i)	Shares issuable upon conversion of, or with respect to, convertible securities, including warrants and stock options, outstanding as of the date hereof,

(ii)

Shares or Share Rights issued pursuant to the acquisition of mining and related property interests or the acquisition of another resource corporation by the Company by merger, asset purchase, take-over or other reorganization,

	(iii)	Shares or Share Rights issued pursuant to compensation or incentive plans that have been approved by the shareholders of the Company and the Exchange,

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(iv)	Shares issued in connection with any stock split or subdivision, stock dividend, or recapitalization by the Company in which all shareholders are recipients or affected equally,

(v)	Shares issued in connection with the exercise, exchange or conversion of Share Rights,

(vi)	Shares or Share Rights issued in payment or satisfaction of bona fide arm’s length indebtedness or for services,

(vii)	Shares or Share Rights issued as a bona fide commission or finder’s fee, or

(viii)	Shares issued pursuant to any shareholder rights plan adopted by the Board; and

(b)	“Share Rights” means warrants, stock options, exchangeable or convertible securities, subscriptions or other like rights to purchase or otherwise acquire New Shares.

10.      Costs

The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the acquisition of the Securities shall be borne by the Subscriber.

11.      Governing Law

This Agreement, any dispute arising from or related hereto and all related rights, duties and remedies shall be governed by the laws of the province of British Columbia governing contracts made and to be performed therein, without reference to its principles governing the choice or conflict of laws. The Subscriber, in its personal or corporate capacity and, if applicable, on behalf of each beneficial subscriber for whom it is acting, irrevocably attorn to the jurisdiction of the courts of the province of British Columbia.

12.      Personal Information

The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is subscribing) consents to the Company:

(a)	collecting the Subscriber’s (and that of any person for whose benefit the Subscriber is subscribing) personal information for the purposes of completing the Subscriber’s subscription;

(b)	retaining the personal information for as long as permitted or required by applicable law or business practices; and

(c)

providing the personal information to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC), or to give effect to this Agreement.

The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgments set out in this paragraph on behalf of all persons for whose benefit the Subscriber is subscribing.

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13.      Survival

This Agreement including, without limitation, the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties for a period of one year after the Closing Date notwithstanding the completion of the purchase of the Securities by the Subscriber and any subsequent disposition by the Subscriber of the Securities or Warrant Shares.

14.      Assignment

This Agreement is not transferable or assignable.

15.      Execution & Delivery

The Company shall be entitled to rely on delivery by e-mail or telecopier of a facsimile of an executed copy of this Agreement and acceptance by the Company of such facsimile copy shall be equally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

16.      Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

17.      Entire Agreement

Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the subscription for the Securities and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute or common law, by the Company, the Subscriber, or any third party.

18.      Amendments & Waivers

No amendment or waiver of the provisions of this Agreement shall be effective unless in writing and signed by all of the parties hereto.

19.      Notice

Unless otherwise provided herein, any notice or other communication to a party under this Agreement may be made, given or served by registered mail, postage pre-paid, by telecopier or by delivery to the parties at the addresses as set out in this Agreement. Any notice or other communication:

(a)	mailed shall be deemed to have been received on the fifth business day following its mailing;

(b)	telecopied shall be deemed to have been received on the business day following the date of transmission; and

(c)	delivered shall be deemed to have been received on the date of delivery.

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In the event of a postal strike or delay affecting mail delivery, the date of receipt of any notice by mail is deemed to be extended by the length of such strike or delay. Each party may change its address for service at any time by providing notice in writing of such change to the other party.

20.      Securities Regulatory Approval

The Private Placement is subject to the approval of the Exchange and any other securities regulatory authorities having jurisdiction.

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